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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                -----------------

                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                -----------------

                               CAMINUS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                    CERTAIN OPTIONS TO PURCHASE COMMON STOCK,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   133766 10 5
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                WILLIAM P. LYONS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CAMINUS CORPORATION
                                825 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                               TEL: (212) 515-3600
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:

                              ANTHONY T. ILER, ESQ.
                               IRELL & MANELLA LLP
                       1800 AVENUE OF THE STARS, SUITE 900
                          LOS ANGELES, CALIFORNIA 90067
                               TEL: (310) 277-1010

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                           CALCULATION OF FILING FEE*

Transaction Valuation                                       Amount of Filing Fee
---------------------                                       --------------------

       $289,423                                                   $26.63

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,589,223 shares of common stock of Caminus Corporation will be exchanged pursuant to this offer. The aggregate transaction value of such options was calculated based on the Black-Scholes option pricing model.
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The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $92 per million dollars of transaction value. The filing fee was previously paid with the filing of the Schedule TO with the Securities and Exchange Commission on October 28, 2002.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: Not applicable.     Filing Party: Not applicable.
       Form or Registration No.: Not applicable.   Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third party tender offer subject to Rule 14d-1.
[X]    issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                             INTRODUCTORY STATEMENT

           This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on October 28, 2002, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on November 12, 2002 and Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on November 26, 2002, relating to the offer by Caminus Corporation, a Delaware corporation (the "Company"), to exchange certain options to purchase shares of the Company's common stock, par value $.01 per share ("Common Stock"), held by eligible option holders for new options to purchase shares of Common Stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated October 28, 2002. This Amendment No. 3 is being filed to report the final results of the Company's offer.

ITEM 4.  TERMS OF THE TRANSACTION

           Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

           The offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m., Eastern Standard Time, on December 13, 2002. Pursuant to the Offer to Exchange, the Company accepted for cancellation options to purchase 1,564,422 shares of Common Stock, representing approximately 98% of the options that were eligible to be tendered for exchange pursuant to the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options to purchase an aggregate of 1,564,422 shares of Common Stock in exchange for those options the Company accepted for exchange.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Date:  December 19, 2002       CAMINUS CORPORATION

                               By:  /s/ William P. Lyons
                                    --------------------------------------------
                                    Name:  William P. Lyons
                                    Title: President and Chief Executive Officer


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